Ovenly, LLC (the "Company") a New York Limited Liability Company

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ovenly, LLC

We have reviewed the accompanying Consolidated financial statements of the Company which comprise the statement of financial position as of December 31st, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 5, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	214,220	377,000
Accounts Receivable	9,523	4,888
Prepaid Expenses	46,077	12,757
Inventory	53,316	77,169
Other Assets	26,655	26,755
Total Current Assets	349,791	498,569
Non-current Assets		
Furniture, Equipment, Leased Equipment, and Leasehold Improvements, net of Accumulated Depreciation	511,264	544,745
Intangible Assets: Branding & Trademarks, Software Development, Capital Restructuring Fees, Architectural & Design Fees, and Miscellaneous Other, net of Accumulated Depreciation	14,669	41,899
Deposits	121,131	100,376
Loan Receivable - Related Party	22,000	22,000
Total Non-Current Assets	669,063	709,019
TOTAL ASSETS	1,018,853	1,207,588
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	357,923	198,496
Accrued Liabilities	28,769	16,461
Customer Deposits	8,604	11,550
Gift Card Liability	17,493	13,031
Current Portion Equipment Lease Payable	16,866	16,866
Current Portion Notes Payable	350,067	377,848
Accrued Interest	37,493	32,272
Other Liabilities	11,275	11,737
Total Current Liabilities	828,489	678,261
Long-term Liabilities		
Equipment Lease Payable	5,393	22,259
Notes Payable	783,010	732,185
Total Long-Term Liabilities	788,403	754,444
TOTAL LIABILITIES	1,616,892	1,432,705
EQUITY		
Member's Equity	281,381	211,152
Accumulated Deficit	(879,420)	(436,269)
Total Equity	(598,039)	(225,117)
TOTAL LIABILITIES AND EQUITY	1,018,853	1,207,588

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	3,247,485	2,838,978
Cost of Revenue	1,010,734	711,263
Gross Profit	2,236,751	2,127,715
Operating Expenses		
Advertising and Marketing	9,120	5,365
General and Administrative	2,492,374	2,196,275
Research and Development	-	55
Rent and Lease	379,581	264,944
Depreciation	26,796	26,796
Amortization	44,710	54,429
Total Operating Expenses	2,952,581	2,547,863
Operating Income (loss)	(715,830)	(420,148)
Other Income		
Other	361,150	410,100
Total Other Income	361,150	410,100
Other Expense		
Interest Expense	77,403	99,092
Other	11,068	9,199
Total Other Expense	88,471	108,291
Earnings Before Income Taxes	(443,151)	(118,339)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(443,151)	(118,339)

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	211,152	-	(317,930)	(106,778)
Net Income (Loss)	-	-	(118,339)	(118,339)
Ending Balance 12/31/2021	211,152	-	(436,269)	(225,117)
Capital Contributions	70,229	-	-	70,229
Net Income (Loss)	-	-	(443,151)	(443,151)
Ending Balance 12/31/2022	281,381	-	(879,420)	(598,039)

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(443,151)	(118,339)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	26,796	26,796
Amortization	44,710	54,429
Accounts Payable and Accrued Expenses	159,426	(38,613)
Accrued Interest	5,221	(6,583)
Inventory	23,854	(21,721)
Customer Deposits	(2,946)	2,845
Prepaids	(33,320)	13,776
Accounts Receivables	(4,635)	302,322
PPP Loan Forgiveness	(361,000)	(410,100)
Other	16,408	(16,787)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(125,486)	(93,635)
Net Cash provided by (used in) Operating Activities	(568,637)	(211,974)
INVESTING ACTIVITIES		
Equipment, Lease Assets, and Leasehold Improvements	(6,745)	(292,165)
Software Development, Architectural & Design Fees, Restructuring Fees,	(4,050)	(35,800)
Security Deposit	(20,755)	(25,960)
Net Cash provided by (used by) Investing Activities	(31,550)	(353,926)
FINANCING ACTIVITIES		
Notes Payables	384,044	330,714
Equipment Lease Payable	(16,866)	(16,866)
Member's Equity	70,229	-
Net Cash provided by (used in) Financing Activities	437,406	313,848
Cash at the beginning of period	377,000	629,052
Net Cash increase (decrease) for period	(162,780)	(252,052)
Cash at end of period	214,219	377,000

Ovenly, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ovenly, LLC ("the Company") was formed in New York on September 15th, 2010. The Company earns revenue through its' retail, wholesale, catering, and e-commerce business. The Company is based in New York City, with four bakeshops in Brooklyn and one bakeshop in Manhattan and a central commissary at its' flagship bakeshop in Greenpoint, Brooklyn. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, Franklinly LLC, Flatbushly LLC, Kently, LLC, Vanderbiltly LLC, which are all New York entities. All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, or at the point of sale for in-store sales, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Other Income

The Company had other income of $361,150 and $410,100 in 2022 and 2021, respectively, primarily as a result of PPP loan forgiveness. See the Note 5 – Liabilities and Debt disclosure below for additional details.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5-7	351,381	(130,360)	-	221,020
Furniture & Fixtures	10	78,051	(32,159)	-	45,891
Leasehold Improvements	15	861,822	(639,730)	-	222,092
Leased Equipment	5	30,296	(8,036)	-	22,260
Grand Total	**-**	**1,321,549**	**(810,285)**	**-**	**511,264**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Branding & Trademarks	15	75,006	(69,189)	-	5,817
Capital Restructuring Fees	15	50,964	(47,012)	-	3,952
Software Development	3	36,938	(34,073)	-	2,864
Architectural & Design Fees	15	20,935	(19,311)	-	1,623
Other	15	5,313	(4,901)	-	412
Grand Total	**-**	**189,155**	**(174,486)**	**-**	**14,669**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had inventory of $53,316 as of December 31st, 2022. The Company performs monthly inventory counts and values its inventory using the FIFO (First-In, First-Out) Method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company leases its flagship retail store and production kitchen under a 2nd amended lease (5-year lease with two 5-year extensions) requiring monthly payments of $9,828. The current lease expires on December 31st, 2026.

The Company leases its Flatbush retail space under a 15-year operating lease requiring monthly payments of $4,000 through March 31, 2023. The current lease expires on March 31st, 2032.

The Company leases its Williamsburg retail space under a 10-year operating lease requiring base monthly payments of $3,609 through April 30th, 2023. The current lease expires on April 30, 2027.

The Company leases its Cobble Hill retail space under a 10-year operating lease requiring monthly payments of $5,000. The current lease expires on June 30th, 2031.

The Company leases its West Village retail space under a 10-year operating lease requiring monthly payments of $6,833 through June 30th, 2023. The current lease expires on June 30th, 2031.

The Company leases its office space under a month-by-month operating lease requiring monthly payments of $1,250. The current lease is cancelable upon one month's prior written notice.

The security deposits from all of its leases totaled $121,131 as of December 31st, 2022.

Future minimum lease payments are as follows:

Year Ending December 31,	Payments
2023	$417,501
2024	$444,782
2025	$458,928
2026	$473,486
2027	$327,629
Thereafter	**$1,243,645**

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company loaned a cofounder $22,000. The loan does not accrue interest and is due on demand. The balance of the loan receivable was $22,000 as of December 31st, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Capital Leases Payable:

In 2019, the Company entered into an equipment financing lease agreement for $87,915 with a fixed interest amount of 32.88% and a maturity date of February 1st, 2024. The balance of the lease payable was $22,259 as of December 31st, 2022. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Leased Equipment	5	30,296	(8,036)	-	22,259

Minimum Lease Payments 5 Years Subsequent to 2022

Year Ending December 31,	Payment
2023	16,866
2024	5,393
2025	-
2026	-
2027	-
Thereafter	-

Notes Payable:

In 2018, the Company entered into a loan agreement with a third party for $600,000 with an interest rate of 8% and a maturity date of October 25th, 2025. The balance of this loan was $582,285 as of December 31st, 2022. Accrued interest related to this loan was $24,467 as of December 31st, 2022.

In 2016, the Company entered into a loan agreement for $99,000 with a cash interest rate of 10% and a Payment-in-Kind interest rate of 3% and a maturity date of December 1st, 2021. The balance of this loan was $0 as of December 31st, 2021.

In 2020, the Company entered into a loan agreement with the SBA's Paycheck Protection Program for $410,100 with an interest rate of 1% and a maturity date of April 15th, 2022. This loan was fully forgiven as of June 30th, 2021. The balance of this loan was $0 as of December 31st, 2021.

In 2021, the Company entered into a loan agreement with the SBA's Paycheck Protection Program for $361,000 with an interest rate of 1% and a maturity date of January 21st, 2023. This loan was fully forgiven as of January 10th, 2022. The balance of this loan was $0 as of December 31st, 2022.

In 2020, the Company entered into a loan agreement with the SBA for $150,000 with an interest amount of 3.75% and a maturity date of August 20th, 2050 and a repayment start date of February 1st, 2023. The balance of this loan was $149,900 as of December 31st, 2022.
In 2022, the Company entered into various merchant advance loans resulting in a balance of $400,892 as of December 31st, 2022. The loans had interest fees between 9.01% and 12.85% with maturity dates in 2024.

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable	600,000	8%	2025	77,809	504,476	582,285	24,467	16,848	582,285	599,133	24,467
PPP Loan	361,000	1%	2023	-	-	-	-	361,000	-	361,000	-
SBA Loan	150,000	3.75%	2050	4,997	144,903	149,900	13,026	-	149,900	149,900	7,805
Merchant Loan Agreements	424,400	9.01% - 12.85%	2024	267,262	133,631	400,892	-	-	-	-	-
Total				**350,067**	**783,010**	**1,133,077**	**37,493**	**377,848**	**732,185**	**1,110,033**	**32,272**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	350,067
2024	239,185
2025	408,916
2026	4,997
2027	4,997
Thereafter	124,915

NOTE 6 – EQUITY

The Company is a limited liability company wholly owned by multiple members with two different unit interests.

The Company has authorized 5,000,000 Common Units with a per unit purchase price of $2.571 per unit. 2,241,580.09 Common Units were issued and outstanding as of 2022.

Voting: Each holder of a Common Unit shall be entitled to cast one vote for each such Common Unit on any matter requiring the approval of the Common Units.

Dividends: The Board shall cause distributable cash to be distributed in cash to common unitholders at such times and in such amounts as shall be determined by the Board, pro rata in accordance with the percentage interests of the members.

The Company has authorized 250,000 Preferred Units with a per unit purchase price of $2.571 per unit. 27,316.22 Preferred Units were issued and outstanding as of December 31st, 2022.

Voting: Each holder of a Preferred Units shall be entitled to cast one vote for each such Preferred Unit on any matter requiring the approval of the Preferred Units.

Dividends: The holders of the Preferred Units are entitled to receive distributions of distributable cash (other than in connection with a capital transaction), pro rata in accordance with their percentage interest (treating the Preferred Units and Common Units as one class of Units) when and if declared by the Board of Managers. As of December 31, 2022, no distributable cash had been declared.

Distributions Upon a Capital Transaction: To each member with Preferred Units equal to the greater of (I) an amount equal to such Member's Unreturned Capital Contributions, solely in respect of each Preferred Unit, or (II) the amount equal to such Member's Percentage Interest (without any double counting, so calculated solely with respect

to the number of Preferred Units such Member holds) of the proceeds available for Distribution; and the balance of proceeds remaining for Distribution to each Member holding Common Units and Incentive Units in an amount equal to each such Member's Percentage Interest (without any double counting, so calculated solely with respect to the number of Common Units and/or Incentive Units such Member holds and not any Preferred Units) of the proceeds remaining available for Distribution.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the liquidator will distribute any remaining proceeds from the sale of the Company property to the Members (whether real or personal, and rights of any type owned or held by the Company) in accordance with their respective Percentage Interests. All distributions required shall be made to the Members by the end of the taxable year in which the liquidation occurs or, if later, within ninety days after the date of such liquidation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 5, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.